COMPLIANCE & RISK MANAGEMENT SOLUTIONS, INC.
49 MAIN STREET
NEW EGYPT, NJ 08533

February 25, 2014

Robert F. Telewicz, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Compliance & Risk Management Solutions, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed December 4, 2013
        File No. 333-192647

Dear Mr. Telewicz

In connection with Amendment No. 2 (the “Amendment”) to the Company’s Registration on S-1 being filed with the Securities and Exchange Commission on the date hereof, we hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Compliance & Risk Management Solutions, Inc.

/s/ Christopher Neuert
By: _____________________________
Christopher Neuert
President